Exhibit 99.1

Press Release dated March 23, 2023

Contact:	Trinity Biotech plc John Gillard (353)-1-2769800	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Fourth Quarter and Fiscal Year 2022
Financial Results

DUBLIN, Ireland (March 23, 2023)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended December 31, 2022 and fiscal year 2022.

Summary Highlights

Revenue:

•
Total revenues for fiscal year 2022 and Q4, 2022 were $74.8m and $18.0m respectively. Excluding our Covid focused PCR Viral Transport Media (“VTM”) products, full year 2022 revenues of $71.5m were 1.0% lower than in 2021 and Q4, 2022 revenues were 0.4% lower than in Q4, 2021.

•
Our performance in 2022 was focused on our core flagship haemoglobins business, where our main diabetes product line experienced 27% overall revenue growth and over 60% higher instrument placements versus 2021. As highlighted by the 43% growth in sales of high-margin diabetes consumables in Q4, 2022 versus Q4, 2021, the increased instrument placements position the Company for strong recurring revenues in contracted consumables sales over the next several years.

•
We expect to expand on this strategy with the expected U.S. launch of our Premier Resolution Haemoglobin Variants instrument this year as we continue to work closely with the FDA to gain clearance of our 510(k) submission.

•
The Company also continued the development of the next generation of its flagship diabetes HbA1c instrument, the Premier 9210. With an expected launch in Q3, 2023, the instrument is planned to feature an improved, backward compatible reagent column system that will feature up to 3 times the injection capacity and stability, limited calibration, improved user interface and lab system integration. This is the first step of a multi-generational product development plan aimed at expanding the target market, driving lower service downtime and cost, while significantly expanding operating margins.

•
We are experiencing particularly strong demand for our diabetes products in the South America and Asia Pacific regions, with 43% YoY revenue growth in South America and 36% YoY revenue growth in Asia Pacific. We continue to scale our commercial coverage in these markets where the increase in diabetes and propensity for haemoglobin variants is at some of its highest rates and our boronate affinity technology has a particular competitive advantage.

•
While our HIV business was down 14% in the year, this reflected significant non-recurring bulk orders from Nigeria in 2021. Our run-rate core Uni-Gold business continues to perform steadily with 15% growth in the fourth quarter versus last year and 10% growth versus Q3, 2022.

TrinScreen HIV:

•
The Company is focused on executing, beginning in Q2 2023, on the launch/distribution of our TrinScreen HIV screening test, following the announcement by the Kenyan Ministry of Health of the adoption of a new HIV rapid testing algorithm. This new algorithm establishes Trinity Biotech’s TrinScreen HIV as the standard screening test in Kenya under World Health Organisation (“WHO”) guidelines.

•
The Kenyan HIV screening program is one of the largest in Africa, with an estimated 7 million to 9 million screening tests annually. This announcement demonstrates Trinity Biotech’s ability to disrupt well-established incumbents with world-class, innovative, high-quality point of care solutions.

Lab platform:

•
Significant activity is underway to transform our US-based lab business. With a 13% CAGR over the last three years, the Company continues to see significant growth in its proprietary Sjogren’s bio-marker lab developed tests, despite limited commercialization activities. Plans are in development for distribution through ophthalmology, dental and gynaecological channels at scale.

•
In January 2023, the Company announced a strategic partnership with imaware, Inc. that combines imaware’s built-to-partner digital health platform with Trinity Biotech’s advanced reference laboratory facilities to power the Digital Health Industry with private and white-label at-home and remote testing programs.

•
Finally, the Company intends to introduce up to a dozen new lab developed tests in 2023 targeted at the Therapeutic Drug Monitoring (“TDM”) market aimed at high-growth recurring revenue opportunities in autoimmune diseases such as IBD, Rheumatoid Arthritis and Psoriatic Arthritis as well as the rapidly expanding biological therapeutics market tackling cancer and degenerative diseases such as Alzheimer’s.

Strategic Portfolio Review, M&A:

•	The Company is conducting a portfolio review of all activities that do not align with its strategic focus around three key priorities, specifically:

o	Diabetes/Haemoglobins

o	Point of Care & Digital Health Disruption

o	Personalized Therapeutic Drug Monitoring

•	Management intends to exit or optimize for cash its portfolio of non-core products and platforms in order to maximise shareholder value.

•
Given the strong pipeline of attractive M&A opportunities in our areas of strategic focus, in February 2023 the Company secured a $20 million flexible term-facility specifically to provide the ability to move quickly when opportunistic transactions arise.

•	Our portfolio optimization efforts and opportunistic M&A are key to our efforts to optimize our capital structure and reduce our debt costs in 2023.

Structural & Operational Initiatives:

•	Cost optimisation and pricing actions has resulted in a Q4 operating gross margin run rate of approximately 40%, excluding one-off inventory adjustments.

•	The Company has reduced headcount by approximately 10% compared to Q4 2021 as we continue to focus on process simplification and automation.

•
Our emphasis on supply chain optimisation is currently in our haemoglobins division where we seek to reduce the cost of our Premier 9210 diabetes instrument by approximately 15%, in conjunction with our multi-generational product development plan.

•	Significant margin accretive actions for Q2 2023 are the insourcing of key Haemoglobins manufacturing processes and rapid transformation of our global logistics operations.

Talent:

•
A highly motivated, shareholder aligned leadership team is at the core of the Company strategy. We are rolling out a revised employee share-based compensation programme aimed at driving significant shareholder value. The plan follows the same structure as the share-based compensation plan for our CEO, whereby 60% of options are stock performance based and only pay out when the stock reaches trading milestones at $3, $4 and $5 per ADS.

Fourth Quarter Results

Total revenues for Q4, 2022 were $18.0m which compares to $19.5m in Q4, 2021, a decrease of 7.6% and which were broken down as follows:

	2021 Quarter 4	2022 Quarter 4	Increase/ (decrease)
	US$’000	US$’000%
Clinical Laboratory	17,146	15,361	(10.4%)
Point-of-Care	2,379	2,675	12.4%
Total	19,525	18,036	(7.6%)

Clinical Laboratory revenues were $15.4m, compared to $17.1m in Q4, 2021, representing a decrease of $1.8m or 10.4%. This decrease is primarily due to a reduction of approximately $1.4m in revenues from sales of our PCR VTM products compared to Q4, 2021. Sales volumes for PCR VTM products have decreased since 2021 due to a significant scaling down of PCR testing programs for COVID-19.

Partly offsetting the reduction in revenues from our PCR VTM products was a continued strong performance in our haemoglobins product line, particularly our diabetes products which recorded a revenue increase of $1.1m or 30.4% this quarter compared to Q4, 2021. We expect revenues from this business to continue a strong growth trend driven by a higher instrument installed base and operational and strategic supply chain changes, which we expect will drive opportunities for both competitive pricing optimisation and margin increase.

Fitzgerald Industries, which is the Group’s distributor of raw materials for the life sciences industry, recorded a revenue decrease of $0.5m or 17.3% compared to Q4, 2021. This business can have significant variability on a quarterly basis. Lastly, there was a reduction of $0.6m in revenues for our legacy infectious disease range of products compared to Q4, 2021 as continuing COVID-19 lockdowns in Asia hampered demand for these products.

Point-of-Care revenues for Q4, 2022 increased from $2.4m to $2.7m when compared to Q4, 2021, an increase of 12.4%.  This growth was driven by a higher volume of HIV tests sold in Africa.

Gross Profit

In Q4, 2022, gross profit was $6.2m, equating to a gross margin of 34.6%. In Q4, 2021, gross profit amounted to $7.2m equating to a gross margin of 37.1%. The reduction in gross margin is largely due to sales mix changes, lower production activity, and inflationary increases in the price of raw materials, albeit that we have started to see the benefit of price increase and cost optimisations implemented in mid to late 2022 now starting to be realised, with the 34.6% Q4 2022 margin being higher than the adjusted Q3, 2022 margin (excluding significant excess and obsolescence charges related to inventory of $4,697k) of 34.4%.

Other operating income

Other operating income decreased from $0.7m in Q4, 2021 to $0.3m in Q4, 2022. Other operating income in Q4, 2022 comprises government grants in relation to R&D activities. In Q4, 2021, the $0.7m of other operating income related to the Paycheck Protection Program (“PPP”) loan which was forgiven in Q4, 2021.

R&D and SG&A

Research and development expenses increased from $0.9m in Q4, 2021 to $1.2m in Q4, 2022 due to various early-stage development activities in Q4, 2022 that did not meet the criteria under IFRS for capitalization as an intangible asset.

Selling, general and administrative (SG&A) expenses were $10.2m in Q4, 2022, compared to $5.6m in Q4, 2021. Significant elements of the $4.6m increase relates to:

o
A higher IFRS driven non-cash accounting charge, which increased by $1.2m in Q4, 2022 compared to Q4, 2021, due to options granted in Q4, 2022. This charge is a notional accounting charge calculated under a Black-Scholes financial model.  As previously set out by our Chairman and CEO, Mr. Aris Kekedjian, one of his key priorities is to build a performance culture and drive ownership and accountability in the Company. A share-based compensation model that ensures shareholder alignment is regarded as core to this transformation and is currently being rolled out.  As this point in time, it is intended that these share-based compensation awards will be structured in a manner similar to that of the options granted to our CEO, with a significant proportion of any awards being performance-based awards that only become exercisable if the Company’s ADS price reaches a hurdle level.  These performance share-based compensation awards are intended to closely align the goals of our team with those of our shareholders in the creation of shareholder value.  The majority of the options granted in Q4, 2022 are performance share options and are structured such that they are exercisable only if the Company's ADS price increases to certain levels ($3.00, $4.00 and $5.00 per ADS) during the life of the option. None of these performance share options are currently exercisable.

o
An increase in foreign exchange loss largely related to the accounting driven requirement to mark-to-market Euro-denominated lease liabilities for right-of-use assets. In Q4, 2021, the foreign exchange gain on leases was $0.2m while in Q4, 2022, a foreign exchange loss of $0.7m was recorded, resulting in an unfavourable quarter-on-quarter variance of $0.9m.

Excluding the impact of the accounting-driven share-based payments expense and the foreign exchange loss on lease liabilities, the remaining increase in SG&A expenses included the following:

o
Higher legal and professional fees of approximately $1.0m mainly comprising non-recurring costs for due diligence, corporate development and corporate finance activities. Included in this cost are professional fees in relation to several M&A opportunities, of which only the strategic partnership with imaware™ has been completed to date.

o
With the lifting of COVID-related travel restrictions, we have tasked our sales and marketing teams to increase travel to customers and trade shows as we continue to revitalise our sales activities. Similarly, some key functional leaders based in Ireland have resumed visits to our overseas facilities as we seek to drive operational efficiencies. All of this has led to an increase in travel costs in Q4, 2022, compared to Q4, 2021, of approximately $0.3m. Management believes this is a worthwhile and important investment, but we do not expect the level of travel to stay at this level going forward.

Impairment Charges

The Company recognised an impairment charge of $3.0m in Q4, 2022, compared to an impairment charge of $0.9m in Q4, 2021.

At December 31, 2022, two internally developed COVID-19 tests, one on a rapid lateral flow format and one an ELISA format, which had carrying values of $2.2m and $0.1m, respectively, within intangible assets, were reviewed for impairment under IFRS. The rapid COVID-19 test is approved for professional use in the EU.  However, as previously disclosed by the Company, the demand for our COVID-19 portfolio of products is highly uncertain and very difficult to predict and in our experience the market has moved to over the counter (“OTC”) rapid COVID-19 tests, for which this product is not yet approved. As such the Company’s efforts to commercialise this test have been unsuccessful.  In addition, pricing for rapid COVID-19 tests in the EU is relatively weak, with stronger pricing available in, for example, the US market, for which this product is not yet approved. Given the market outlook for rapid COVID-19 testing products and continued uncertainty regarding regulatory approval pathways in key markets, including the US, management has chosen to not immediately pursue further regulatory approvals but does intend to monitor these markets and regulatory pathways with a view to potentially seeking additional regulatory approvals.  However, as the Company has no imminent plans to pursue these regulatory approvals, under IFRS accounting rules these intangible assets were written down to zero in Q4, 2022.

The impairment test performed as at December 31, 2022 also identified an impairment loss of $0.7m in two cash generating units, namely Clark Laboratories Inc and Trinity Biotech Do Brasil. There were a number of factors taken into account in the impairment test, including the Company’s share price at the date of the test, the cost of capital, and future projected cash flows for individual cash-generating units in the business.

Operating Loss

Operating loss for the quarter was $7.8m, which represents a decrease in profitability of $8.4m compared to Q4, 2021 and was attributable to a lower gross profit, lower other operating income and higher indirect costs.

Financial income and expenses

Financial income for Q4, 2022 was $0.1m compared to $10,000 for Q4, 2021. In Q4, 2022, financial income mainly related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender.

Financial expenses in Q4, 2022 were $2.4m compared to $3.0m in Q4, 2021, a decrease of $0.6m.  The interest expense relating to the senior secured term loan and the 7-year convertible note were $1.9m and $0.3m respectively in Q4, 2022. These amounts consist of both cash interest and non-cash accretion interest. As both of these borrowings were new in 2022, there was no interest expense recorded in the comparative period’s results in respect of these facilities. In Q4, 2021 the cash and non-cash interest expense for the exchangeable notes was $1.2m, which was reduced to almost zero in Q4, 2022 due to the debt re-financing earlier in the year. In Q4 2021, loan origination costs of $1.6m were incurred, comprising loan commitment and professional fees. These costs were expensed in the Income Statement in Q4 2021, as the loan was subject to shareholder approval and that approval was not received until post the balance sheet date.  The remainder of the financial expense in Q4, 2022 and Q4, 2021 consists of notional interest on lease liabilities for right-of-use assets, which has remained broadly stable at between $0.1m and $0.2m.

Other Items

The loss after tax for continuing operations for the quarter was $10.1m in comparison to a loss of $1.2m for the equivalent period last year.  This decrease in profitability is primarily due to lower gross profit, lower other operating income, higher indirect costs partly offset by lower net financial expenses in the fourth quarter.

Loss before interest, tax, depreciation, amortisation, share option expense, and impairment charges for Q4, 2022 (Adjusted EBITDASO) was $2.9m.  This is made up as follows:

$m
Operating loss	(7.8)
Depreciation	0.4
Amortisation	0.2
Impairment charges	3.0

Adjusted EBITDA	(4.2)
Share option expense	1.3

Adjusted EBITDASO	(2.9)

The basic loss per ADS for Q4, 2022 was $0.27 compared to a basic loss per ADS of $0.06 in Q4, 2021. Diluted Loss per ADS is the same as Basic Loss per ADS for both current and comparative quarters.

Liquidity

The Group’s cash balance decreased from $7.3m at the end of Q3, 2022 to $6.6m at the end of Q4, 2022, a decrease of $0.7m. Cash generated from operations for Q4, 2022 was $2.3m, a decrease of $1.6m compared to Q4, 2021.  During Q4, 2022 the Company had capital expenditure cash outflows of $1.1m (Q4, 2021: $2.5m) and payments for property leases of $0.6m (Q4, 2021: $0.7m). Interest payments in the quarter were $1.2m (Q4, 2021: $2.0m).

Management is acutely aware of the relatively high cost of its borrowings and is focused on transforming the Company into a high growth business.  The Company is actively examining the potential disposal of parts of its portfolio of businesses that are non-core to our future vision and strategy.  Proceeds from these disposals may be used to fund repayments of the Group’s debt and to fund investments with higher growth opportunities in strategically core areas.

Management believes that the value of our portfolio of businesses is significantly in excess of the Group’s current market capitalisation plus net debt.

Fiscal Year 2022 Results

Total revenues for fiscal year 2022 were $74.8m compared to $93.0m in 2021, a decrease of 19.6% year on year and were broken down as follows:

	Full Year 2021	Full Year 2022	Decrease
	US$’000	US$’000%
Clinical Laboratory	82,628	65,566	(20.6%)
Point-of-Care	10,337	9,213	(10.9%)
Total	92,965	74,779	(19.6%)

Clinical Laboratory revenues decreased from $82.6m in the year ended December 31, 2021 to $65.6m in the year ended December 31, 2022, which represents a decrease of 20.6%. This decrease is largely due to lower revenues from COVID-19 PCR VTM products. Sales volumes for PCR VTM products have decreased by $17.5m since 2021 due to a significant scaling down of PCR testing programs for COVID-19. Excluding VTM products, Clinical Laboratory revenues increased by almost $0.4m or 0.6% compared to 2021.

Revenues for our main diabetes products achieved year-on-year revenue growth of 26.6%. This growth is mainly due to particularly strong demand in Asia Pacific and Latin America, with both territories recording year-on-year growth in excess of 30%. We continue to scale our commercial coverage in these markets where the increase in diabetes and propensity for haemoglobin variants is at some of its highest rates and our boronate affinity technology has a particular competitive advantage.

Point-of-Care revenues for the year ended December 31, 2022 decreased from $10.3m to $9.2m when compared to year ended December 31, 2021, a decrease of 10.9%. This decrease was attributable to lower revenues for HIV tests in Africa, partly offset by higher revenues for rapid syphilis tests in the United States.

Gross Profit

Gross profit was $22.0m for the year ended December 31, 2022, equating to a gross margin of 29.5%. This compares to a gross profit of $38.1m and a gross margin of 41.0% for the year ended December 31, 2021. The gross profit for the year ended December 31, 2022 reflects significant excess inventory and obsolescence charges of $4.7m recorded in Q3 2022, consisting of the following:

1.
VTM inventory write down ($3.5m) – as disclosed previously by the Company, we have not seen any evidence during the winter season of 2022-23 of significant peaks in demand for VTM products. This has led management to revisit our strategy of maintaining significant levels of raw materials inventory to meet demand peaks.  Consequently, the value of inventory was written down in Q3, 2022 to our estimate of its net realisable value.

2.
Other inventory write down ($0.9m) - the value of certain excess raw materials and work in progress was written down in Q3, 2022 following a review and an update to our relevant quality assurance policy.

3.
Tri-stat inventory write down ($0.3m) - as disclosed previously, we undertook a strategic review of our Tri-stat instrument line as part of a broader review of our haemoglobins product portfolio. Management decided to limit sales of Tri-stat to certain targeted partnerships and as a consequence the value of this inventory was written down to reflect the revised outlook.

Excluding the effect of significant excess inventory and obsolescence charges of $4.7m recorded in Q3 2022, the gross margin was 35.8% for fiscal year 2022, compared to 41.0% for the year ended December 31, 2021. The remainder of the reduction in gross margin in the year ended December 31, 2022 compared to year ended December 31, 2021 is largely due to sales mix changes, particularly the reduction in higher margin PCR VTM, inflationary increases in the price of raw materials and an under recovery of labour and overhead costs at three of our manufacturing facilities due to reduced production activity, partially driven by limited VTM production. To mitigate the impact of rising input costs, management has implemented sales price increases where appropriate and is planning on further price increases with effect from early Q2 2023.

Other Operating Income

Other operating income decreased from $4.7m in the year ended December 31, 2021 to $0.3m in the year ended December 31, 2022. Other operating income in 2022 comprises government grants in relation to R&D activities. In 2021, the $4.7m of other operating income related to loan funding received in 2020 and 2021 under the U.S. government’s Paycheck Protection Program. Five PPP loans received by the Company in 2020-21, totalling $4.7m, were forgiven during year ended December 31, 2021 and were therefore recognised as income in 2021. No funding was received under the U.S. government’s PPP program in the year ended December 31, 2022.

R&D and SG&A

Research and Development expenses declined from $4.5m in the year ended December 31, 2021 to $4.1m when compared to the year ended December 31, 2022, a decrease of 8.0% due to our lower headcount.

Selling, General and Administrative (SG&A) expenses increased from $24.7m in the year ended December 31, 2021 to $29.2m in the year ended December 31, 2022, an increase of $4.5m or 18.2%. A significant element of this increase relates to:

o
An IFRS driven non-cash share-based payments accounting charge, which is a notional accounting charge calculated under a Black-Scholes financial model, was $0.7m higher in 2022 compared to 2021, mainly due to share options granted in Q4, 2022. The majority of the options granted in 2022 are performance share options and are structured such that they are exercisable only if the Company’s ADS price exceeds certain levels ($3.00, $4.00 and $5.00 per ADS) during the life of the option.  These performance share options align the goals of our team and our shareholders in the creation of shareholder value. None of these performance share options are currently exercisable.

Excluding the impact of the accounting-driven share-based payments expense, the SG&A expenses increased by $3.8m and this was largely comprised of the following:

o
Due diligence and other legal and professional fees have increased by approximately $0.8m in 2022 as we took an active, but disciplined, approach to pursuing a pipeline of attractive M&A opportunities.

o	As disclosed in our earnings announcement for Q1, 2022, there was a non-recurring professional fees expense of $0.6m primarily associated with the debt refinancing.

o
With the lifting of COVID-related travel restrictions, we have tasked our sales and marketing teams to increase travel to customers and trade shows as we continue to revitalise our sales activities. Similarly, some key functional leaders based in Ireland have resumed visits to our overseas facilities as we seek to drive operational efficiencies. All of this has led to an approximately $1.1m increase in travel and promotional costs in 2022, however management believes this is a worthwhile and important investment, but we do not expect the level of travel to stay at this level going forward.

o	Increased expected credit loss on trade receivables, with the majority of the increase due to one distributor.

o
Higher recruitment fees incurred in 2022 as we are developing a world class leadership team with appointments of a Chief Technology Officer, Head of Quality and Regulatory Affairs and Global Supply Chain Leader.

Impairment Charges

The Company recognised a non-cash impairment charge of $5.8m in the year ended December 31, 2022 (year ended December 31, 2021: $6.9m).

At September 30, 2022, and as previously announced, it was determined that two internally developed products, the autoimmune smart reader and the Tri-stat instrument, which had a combined carrying value of $2.3m within intangible assets, had a recoverable amount of zero. There is significant uncertainty whether the Company will complete the project to develop our own in-house autoimmune smart reader and thus while we may re-visit this decision in the future, in the interests of prudence we have fully impaired the project’s carrying value. Following a strategic review of our Tri-stat instrument, we decided that Tri-stat sales would be restricted to only certain targeted partnerships, and this has led to an impairment in the carrying value of the Tri-stat intangible asset.

The impairment test performed as at June 30, 2022, as previously announced, identified an impairment loss of $0.5m in two cash generating units, namely Biopool US Inc and Trinity Biotech Do Brasil.

As set out above, at December 31, 2022, two internally developed COVID-19 tests, one on a rapid lateral flow format and one an ELISA format, which had carrying values of $2.2m and $0.1m, respectively, within intangible assets were reviewed for impairment under IFRS and were written down to zero.

Finally, the impairment test performed as at December 31, 2022 identified an impairment loss of $0.7m in two cash generating units, namely Clark Laboratories Inc and Trinity Biotech Do Brasil, as set out above.

Operating Loss

Operating loss for the year ended December 31, 2022 was $16.8m, compared to an operating profit of $6.6m in the year ended December 31, 2021. The reduction in profitability was mainly attributable to decreased revenues, lower gross margin, lower other operating income, higher indirect costs partly offset by lower impairment charges.

Financial expenses

Financial expenses for current and comparative fiscal years are summarised in the table below.

	Full Year 2021 US$’000	Full Year 2022 US$’000
Loss on disposal of Exchangeable Notes	-	9.7
Penalty for early settlement of term loan	-	3.5
Term loan interest	-	9.8
Convertible note interest	-	0.7
Notional interest on lease liabilities for Right-of-use assets	0.8	0.7
Exchangeable note interest	4.6	0.4
Loan origination costs - term loan	1.6	-
Fair value movement for derivative asset	-	0.1
Total financial expense	7.1	24.7

Note: table contains rounded numbers

Financial expenses in the year ended December 31, 2022 were $24.7m compared to $7.1m in the year ended December 31, 2021, an increase of $17.6m.  The increase is mainly due to two material non-recurring expenses incurred in 2022.

Firstly, we recorded a loss of $9.7m on the disposal of the Exchangeable Notes. In January 2022, the Company retired approximately $99.7m of the Exchangeable Notes. The accounting measure of total consideration for the retirement of the Exchangeable Notes was $92.9m, consisting of cash consideration of $86.7m and the issuance of ADSs with a market value at the date of issue of $6.2m. The Exchangeable Notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the Income Statement. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method. At date of disposal, the carrying value of the extinguished Exchangeable Notes was $83.2m. As the IFRS measure of consideration was higher by $9.7m, the resulting loss on disposal was recorded as a once-off charge in the Income Statement in the year ended December 31, 2022.

Secondly, the Company made an early partial settlement of the senior secured term loan of $34.5m and in accordance with the Term Loan’s credit agreement, there was an early repayment penalty of $3.45m. A cash payment of this amount was made during Q2, 2022. The interest saving from making the early repayment has been $4.3m to date.

Excluding the aforementioned two non-recurring financial expenses, financial expenses for year ended December 31, 2022 were $11.6m.

The remaining increase in financial expenses is due to the debt re-financing which took place at the end of January 2022. Exchangeable Notes with a fixed coupon rate of 4.0% were replaced by a senior secured term loan with a variable interest rate, which averaged 13% in the year. Cash interest payable on the term loan in the year ended December 31, 2022 was $7.0m, compared to $4.0m for the Exchangeable Notes in the year ended December 31, 2021. The accretion interest on the senior secured term loan was $2.8m in the year ended December 31, 2022 and this includes a one-off charge of $2.1m because the Company made an early partial settlement of the Term Loan, which resulted in an acceleration of the accretion interest expense. Additionally, there was a new convertible note issued in Q2, 2022 and the financial expense for this instrument totalled $0.7m in 2022.

Other Items

Financial income for the year ended December 31, 2022 was $0.3m, relating to fair value adjustments of derivative financial instruments. In the year ended December 31, 2021, $1.2m of financial income was recorded relating to the decrease in the fair value of the embedded derivatives liability related to the Exchangeable Notes, the vast majority of which has since been retired as set out above.

The loss before tax for the year ended December 31, 2022 was $41.2m, in comparison to a profit of $0.8m for the year ended December 31, 2021. The income tax credit has remained consistent with the prior year at $0.2m.

The loss after tax for the year ended December 31, 2022 was $41.0m (year ended December 31, 2021: profit of $0.9m), or a Basic Loss per ADS of $1.22 (year ended December 31, 2021: basic earnings per ADS of $0.04). Diluted Loss/Earnings per ADS is the same as Basic Loss/Earnings per ADS for both years.

Loss before interest, tax, depreciation, amortisation, share option expense, impairment charges and significant excess and obsolescence charges related to inventory for Q3, 2022 (Adjusted EBITDASO) was $2.2m.  This is made up as follows:

$m
Operating loss	(16.8)
Depreciation	1.4
Amortisation	0.9
Impairment charges	5.8
Significant excess and obsolescence charges related to inventory recorded at September 30, 2022	4.7

Adjusted EBITDA	(4.0)
Share option expense	1.8

Adjusted EBITDASO	(2.2)

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of, Adjusted EBITDA and Adjusted EBITDASO. The adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based compensation, significant excess and obsolescence charges related to inventory, depreciation, amortization and impairment charges.

Adjusted EBITDA and Adjusted EBITDASO are presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA and Adjusted EBITDASO, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA and Adjusted EBITDASO are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and Adjusted EBITDA and Adjusted EBITDASO are presented.

Forward-Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended December 31, 2022 (unaudited)	Three Months Ended December 31, 2021 (unaudited)	Twelve Months Ended December 31, 2022 (unaudited)	Twelve Months Ended December 31, 2021

Revenues	18,036	19,525	74,779	92,965

Cost of sales (including Q3, 2022 significant excess and obsolescence charges related to inventory of $4,697; Q3, 2021: $Nil)	(11,800)	(12,286)	(52,731)	(54,888)

Gross profit	6,236	7,239	22,048	38,077
Gross margin %	34.6%	37.1%	29.5%	41.0%

Other operating income	341	722	343	4,672

Research & development expenses	(1,166)	(941)	(4,138)	(4,497)
Selling, general and administrative expenses	(10,188)	(5,581)	(29,166)	(24,683)
Impairment charges	(3,032)	(876)	(5,839)	(6,944)

Operating (Loss)/Profit	(7,809)	563	(16,752)	6,625

Financial income	112	10	303	1,223
Financial expenses	(2,395)	(3,001)	(24,745)	(7,097)
Net financing expense	(2,283)	(2,991)	(24,442)	(5,874)

(Loss)/Profit before tax	(10,092)	(2,428)	(41,194)	751

Income tax credit	16	1,189	192	178
(Loss)/Profit for the period on continuing operations	(10,076)	(1,239)	(41,002)	929

Loss for the period on discontinued operations	(4)	(25)	(7)	(54)
(Loss)/Profit for the period (all attributable to owners of the parent)	(10,080)	(1,264)	(41,009)	875

(Loss)/Earnings per ADS (US cents)	(26.5)	(6.0)	(121.6)	4.2

Diluted (loss)/earnings per ADS (US cents)	(26.5)	(6.0)	(121.6)	4.2

Weighted average no. of ADSs used in computing basic earnings per ADS	38,107,571	20,901,703	33,734,832	20,901,703

Weighted average no. of ADSs used in computing diluted earnings per ADS	38,107,571	20,901,703	33,734,832	20,901,703

Trinity Biotech plc
Consolidated Balance Sheets

	December 31, 2022 US$ ‘000 (unaudited)	September 30, 2022 US$ ‘000 (unaudited)	December 31, 2021 US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	5,682	6,082	5,918
Goodwill and intangible assets	35,269	37,144	35,981
Deferred tax assets	4,218	4,533	4,101
Derivative financial asset	128	147	-
Other assets	139	155	207
Total non-current assets	45,436	48,061	46,207

Current assets
Inventories	22,503	23,553	29,123
Trade and other receivables	15,753	17,265	16,116
Income tax receivable	1,834	1,762	1,539
Cash, cash equivalents and deposits	6,578	7,254	25,910
Total current assets	46,668	49,834	72,688

TOTAL ASSETS	92,104	97,895	118,895

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,963	1,963	1,213
Share premium	46,458	46,588	16,187
Treasury shares	(24,922)	(24,922)	(24,922)
Accumulated (deficit)/surplus	(26,695)	(17,929)	12,559
Translation reserve	(5,775)	(5,799)	(5,379)
Equity component of convertible note	6,709	6,709	-
Other reserves	86	23	23
Total (deficit)/equity	(2,176)	6,633	(319)

Current liabilities
Income tax payable	28	21	22
Trade and other payables	17,051	14,447	17,107
Exchangeable senior note payable	210	210	83,312
Provisions	50	50	50
Total current liabilities	17,339	14,728	100,491

Non-current liabilities
Senior secured term loan	44,301	44,143	-
Derivative financial liability	1,569	1,681	-
Convertible Note	13,746	13,557	-
Other payables	12,267	11,818	13,865
Deferred tax liabilities	5,058	5,335	4,858
Total non-current liabilities	76,941	76,534	18,723

TOTAL LIABILITIES	94,280	91,262	119,214

TOTAL EQUITY AND LIABILITIES	92,104	97,895	118,895

Trinity Biotech plc
Consolidated Statements of Cash Flows

	Three Months Ended December 31, 2022 US$’000 (unaudited)	Three Months Ended December 31, 2021 US$’000 (unaudited)	Twelve Months Ended December 31, 2022 US$’000 (unaudited)	Twelve Months Ended December 31, 2021 US$’000

Cash flows from operating activities
(Loss)/Profit for the period	(10,080)	(1,264)	(41,009)	875
Adjustments to reconcile (loss)/profit to cash generated by/(used in) operating activities:
Depreciation	453	146	1,410	1,827
Amortisation	215	228	923	917
Income tax credit	(16)	(1,189)	(192)	(167)
Financial income	(112)	(10)	(303)	(1,223)
Financial expense	2,395	3,001	24,744	7,097
Share-based payments	1,318	154	1,756	1,100
Foreign exchange gains on operating cash flows	(91)	(285)	(76)	(251)
Loss on disposal/retirement of fixed assets	-	(1)	-	(1)
Impairment charge	3,032	876	5,839	6,944
Other non-cash items	3,061	4,903	7,662	272

Operating cash inflows before changes in working capital	175	6,559	754	17,390
Net movement on working capital	2,112	(2,649)	(1,662)	(5,761)

Cash generated by/(used in) operations	2,287	3,910	(908)	11,629
Interest paid	-	27	-	(11)
Interest received	-	(2)	2	1
Income taxes (paid)/received	(12)	395	(15)	1,619

Net cash generated by/(used in) operating activities	2,275	4,330	(921)	13,238

Cash flows from investing activities
Payments to acquire intangible assets	(663)	(1,905)	(4,876)	(6,879)
Acquisition of property, plant and equipment	(475)	(570)	(1,101)	(1,812)

Net cash used in investing activities	(1,138)	(2,475)	(5,977)	(8,691)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	(130)	-	25,336	-
Proceeds from shares to be issued	63	-	63	-
Net proceeds from new senior secured term loan	-	-	80,015	-
Proceeds for convertible note issued	-	-	20,000	-
Expenses paid in connection with debt financing	-	(848)	(2,356)	(848)
Purchase of exchangeable notes	-	-	(86,730)	-
Repayment of senior secured term loan	-	-	(34,500)	-
Penalty for early settlement of term loan	-	-	(3,450)	-
Repayment of other loan	(23)	-	(23)
Interest paid on senior secured term loan	(1,103)	-	(6,424)	-
Interest paid on convertible note	(75)	-	(199)	-
Proceeds from Paycheck Protection loans	-	-	-	1,764
Interest payment on exchangeable notes	-	(1,998)	(1,293)	(3,996)
Payment of lease liabilities	(577)	(741)	(2,761)	(2,939)

Net cash used in financing activities	(1,845)	(3,587)	(12,322)	(6,019)

Decrease in cash and cash equivalents	(708)	(1,732)	(19,220)	(1,472)
Effects of exchange rate movements on cash held	32	167	(112)	55
Cash and cash equivalents at beginning of period	7,254	27,475	25,910	27,327

Cash and cash equivalents at end of period	6,578	25,910	6,578	25,910